FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2004.

Total number of pages: 56

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1.

Press release of April 24, 2004 regarding  Result of Japanese GAAP results for the year ended March 31,2004

2.

Nidec Announces an Increase in Fiscal 2003 Year End Dividend Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

NEWS RELEASE

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE YEAR ENDED MARCH 31, 2004

(FROM APRIL 1, 2003 TO MARCH 31, 2004)

CONSOLIDATED

Released on April 23, 2004

NIDEC CORPORATION

Date of Directors’ meeting for financial results: April 23, 2004

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2003 to March 31, 2004)

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Year ended March 31		Increase/Decrease
	2004	2003
Net sales	¥329,003	¥298,641	¥30,362
Percent change from the previous period	10.2%	6.3%
Operating income	31,078	22,861	8,217
Percent change from the previous period	35.9%	41.1%
Recurring profit	23,676	17,816	5,860
Percent change from the previous period	32.9%	0.9%
Net income	11,448	6,485	4,963
Percent change from the previous period	76.5%	0.4%
Net income per share, basic	¥176.20	¥100.08	¥76.12
Net income per share, diluted	¥169.74	¥95.66	¥74.08
Return on equity	11.8%	7.2%
Recurring profit to total assets	6.4%	5.9%
Recurring profit to net sales	7.2%	6.0%

Notes：

1. Equity in loss of affiliates:

1,946 million yen for the year ended March 31, 2004

110 million yen for the year ended March 31, 2003

2. Average number of shares issued and outstanding (consolidated):

64,062,509 shares for the year ended March 31, 2004

63,565,357 shares for the year ended March 31, 2003

3. Change in accounting method: Not Applicable

4. Percentage change of net sales, operating income and net income are indicated in comparison with the same previous period.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	March 31
	2004	2003
Total assets	¥433,706	¥305,318
Shareholders’ equity	104,681	90,142
Shareholders’ equity to total assets	24.1%	29.5%
Shareholders’ equity per share	¥1,607.93	¥1,416.14

Note:

Number of shares issued and outstanding (consolidated):

65,003,538 shares at March 31, 2004

63,566,081 shares at March 31, 2003

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Net cash provided by operating activities	¥34,234	¥29,224
Net cash used in investing activities	(43,591)	(29,168)
Net cash used in or provided by financing activities	37,386	(2,717)
Cash and cash equivalents at end of period	¥73,603	¥49,315

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 89

Number of non-consolidated subsidiaries accounted for by the equity method: 1

Number of affiliates accounted for by the equity method: 6

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 36

Number of companies excluded from consolidation: 2

Number of companies newly accounted for by the equity method: 4

Number of companies excluded from the equity method: 2

(6) Forecast of Consolidated Financial Performance (For the year ending March 31, 2005)

	Japanese yen (Millions except per share amounts)
	Six months ended September 30, 2004	Year ended March 31, 2005
Net sales	¥210,000	¥450,000
Operating income	20,000	45,000
Income before income taxes and minority interests	18,000	40,500
Net income	9,500	20,000
Net income per share		¥305.21

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”) and 89 consolidated subsidiaries, with operations in the following four business segments: Small precision motors, Mid-size motors, Machinery and Other, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out both domestically and overseas in the areas of product development, manufacturing and sales. Appropriate distribution networks as well as other services have been established for each business. Currently, there are also 1 non-consolidated subsidiary by the equity-method affiliates, 8 non-consolidated subsidiaries, 6 equity-method affiliates and 2 non-accounting by the equity-method affiliates.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Manufacturing/Sales	Product	Principal Companies
Small precision motors	Manufacturing	Small precision DC motors

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec High-Tech Motor (Thailand) Co., Ltd., Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd., Sankyo Seiki Mfg. Co., Ltd., Nidec Subic Philippines Corporation.

		Small precision fans	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited, Nidec Tosok (Vietnam) Co., Ltd.
		Vibration motors	Nidec Copal Corporation, Nidec Copal (Vietnam) Co., Ltd.
Parts and material

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd.

	Sales (Domestic)		Nidec Corporation, Nidec Copal Corporation, Sankyo Seiki Mfg. Co., Ltd.
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics Gmbh, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Sankyo Seiki Mfg. Co., Ltd., Nidec Taiwan Corporation

Business Segment	Manufacturing/Sales	Product	Principal Companies
Mid-size motors	Manufacturing	Home appliances and industrial use	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
		Automobiles	Nidec Corporation, Nidec Shibaura (Zhejiang) Co., Ltd.
	Sales (Domestic)		Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation
	Sales (Overseas)		Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics Gmbh, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
Machinery*(1)	Manufacturing	Power Transmission equipment	Nidec-Shimpo Corporation
Factory automation equipment

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation, Sankyo Seiki Mfg. Co., Ltd.

	Sales (Domestic)		Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Sankyo Seiki Mfg. Co., Ltd.
	Sales (Overseas)		Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation, Nidec-Kyori Corporation
Other	Manufacturing and sales	Pivot assemblies	Nidec Singapore Pte. Ltd.
		Musical Movements	Sankyo Shoji Co., Ltd.
	Manufacturing	Automobile parts	Nidec Tosok Corporation, Nidec Tosok (Vietnam) Co., Ltd.
		Electronic parts	Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd.
		Optical parts	Nidec Copal Corporation, Nidec Copal (Thailand) Corporation, Nissin Kohki Co., Ltd.
	Sales (Domestic)		Nidec Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd., Nissin Kohki Co., Ltd.
	Sales (Overseas)		Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nissin Kohki Co., Ltd.
	International	Parts and material	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd.
	Other services	Service	Nidec Total Service Corporation, Sankyo Ryutsu Kogyo Co., Ltd.*(2)

Notes: *(1) This business segment was named “Machinery and power supplies ” until the year ended March 31, 2003, but was renamed “Machinery” because “machinery” is now the primary business of this segment.

*(2) Sankyo Ryutsu Kogyo Co., Ltd. changed its name to Nidec Logistics Corporation as of April 1, 2004.

2. MANAGEMENT POLICIES

1) Fundamental policies

Nidec and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Dividend policies

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels.

Reserves are continually used to strengthen management structure and for business expansion to enhance profitability.

Nidec increased the payment of interim dividends per share by ¥2.50, to total of ¥15.00 for the six-month period ended September 30, 2003. The ¥2.50 increase represented a commemorative dividend associated with Nidec’s 30th anniversary. In consideration of our consolidated financial results for FY2003, we decided to increase the payment of the year-end ordinary dividend by ¥2.50 as well, to total of ¥15.00. The total dividend payment per share for the year ending March 31, 2004 is now expected to be ¥30.00.

3) Perspectives on lowering the minimum volume of share trading

With a view to improve stock liquidity and to expand the scope of individual shareholders, Nidec has set the minimum trading unit at 100 shares and actively exercised share split to date, as exemplified by the one-to-two share split it implemented in May 2000.

4) Target

Nidec’s primary target is to reach group sales of ￥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

5) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (FDB) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for precision parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

6) Challenges and issues

A. Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic components is fast expanding in China, so is production of automobile parts in Vietnam. Nidec moves ahead to ensure that investments serve to shore up consolidated profitability.

B. Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations last May, is the center of Nidec’s comprehensive R&D activities converging the Company’s technical expertise. Meanwhile, measures to refine R&D frameworks of respective group companies are constantly underway, as exemplified by the amalgamation of R&D activities for HDD motors of Sankyo Seiki Mfg. Co., Ltd to Nidec’s Nagano Technical Center is under the group-wide R&D enhancement approaches.

C. Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In last May, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. The new establishment of Internal Audit & Management Advisory Department with a unique functionality is also a part of such approaches. Such special function is to reorganize internal control systems in its group companies and integrate those systems to a basis on which they can audit and guide those group companies in a same manner that for Nidec in line with relevant rules and regulations.

D. Since last April, Nidec implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In March this year, Nidec also made a major management reshuffle in Sankyo Seiki Mfg. Co., Ltd. to shift their focus from reviving to active growth.

7) Perspectives on corporate governance and the state of its implementation

Nidec places the issue of corporate governance as one of its top management priorities and has been making a consistent study on how it should work in specific terms. With an aim to enhance internal control capabilities, Nidec had clarified the basic concept and principles of compliance and risk management, thus creating Compliance Committee and Risk Management Committee, and their subsidiary organs, Compliance Office and Risk Management Office. These entities took effect as of May 1, 2003. Through such rule makings and structural reforms, Nidec, as a NYSE-listed company, has established a solid structure of compliance and promoted the soundness and transparency of its management by stipulating the locus of risk-management responsibilities. Nidec also maintains the validity of article 404 of Sarbanes-Oxley Act required on the internal control of the company through implementing the function of newly established Internal Audit & Management Advisory Department.

Basic Policies:

A. As for the function of Board of Directors, including the method of selecting Board Members, Nidec will abide by the ongoing definitions and practices.

B. As for the aggregate amount of compensation paid for Board Members, Nidec will continue its current disclosure practices through its financial statements.

C. As for Supervisory function over the management, Nidec will enhance the function within the currently available structure.

D. As for compliance, Nidec established an independent committee governing compliance issues under the umbrella of the Board of Directors, and its subsidiary organ, Compliance Office. The compliance rules reflect the code of ethics as stipulated in the Sarbanes-Oxley Act of the U.S., creating a whistle-blowing system to protect private right of action for employees filing complaints.

Current Situation

A. Japanese Auditing System is continuously adopted, in which no less than half of the members constituting the Board of Auditors must be independent auditors.

B. No outside director working on a part-time basis has been appointed as a board member at present. However, Nidec is recruiting many talented human resources from outside, and many well-experienced persons of executive ability have been selected as the board members. Two out of the four members of the Board of Auditors are outside auditors.

C. As a company employing the Japanese auditing system, Nidec is not required form committees of any sort by laws or regulations. However, Nidec has voluntarily established Disclosure Control Committee, in addition to the aforementioned two committees, Compliance Committee and Risk Management Committee.

D. Supervisory responsibilities are undertaken by the Board of Directors and the Board of Auditors, while executive responsibilities are borne by the Management Council and the Managing Directors’ Meeting.

E. Sound internal control requires clarified managerial responsibilities and highly transparent risk information. Measures taken include an upgrade of the Company’s basic risk management regulations, in line with the installation of Risk Management Committee and its subsidiary organ, Risk Management Office, both working under the guidance of the Board of Directors. In terms of auditing of internal control, the Auditor’s Office conducts business audit and accounting audit on a consolidated basis, separately from the ordinary audit conducted by corporate auditors.

F. Solutions to issues relating to a third-party involvement in the Company’s corporate governance practice necessitate a close consultation with the legal advisors and accounting auditors. With its shares traded on the NYSE, Nidec acknowledges that the participation of outside experts is of the essence.

3. Operating and Financial Review and Prospects

1) Overview

Fiscal 2003 presented the Japanese economy with a sequence of buoyant elements, as represented by China’s sustained economic growth and the U.S. economy on a recovery track encouraged by a weaker dollar and stimulus measures including tax cuts. In the meantime, the outbreak of war in Iraq and prospects of subsequent political and economic uncertainties in the nation’s post-war period remained as destabilizing factors to the world economy.

The Japanese economy is showing visible signs of recovery. Its prolonged financial unrest has begun to recede, and progresses in private sector’s efforts to optimize the scale of operating facilities, workforces and deficits are providing increased incentives to capital investments. Japanese stock prices have risen across the board reflecting positive responses to these moves.

The global market competition, on the other hand, has grown further intense allowing only a limited number of companies with a consistent capability of accommodating consumer appetite to survive. Consumer demand today is driven only by a seamless introduction of new products of higher quality offered at lower prices than ever before.

In the spring of 2003, Nidec established its new head office (Headquarters and Central Technical Laboratory) in Kyoto City, Japan, celebrating the company’s 30th anniversary with a renewed enthusiasm for further business growth. Using the event as a springboard, Nidec proceeded at a faster pace with proactive capital investments, M&A and administrative streamlining to further strengthen its global competitiveness. While absorbing expense increases incurred from these activities, devaluation loss from foreign exchange rate fluctuation, and sales price plunges due to intensified pricing war, Nidec’s financial results for the year ended March 31, 2004 surpassed the previously forecasted levels.

The financial results for the year ended March 31, 2004 reached record levels, marking a double-digit increase both in net sales and operating income compared to the previous year ended March 31, 2003. Consolidated net sales increased 10.2% to ¥329,003 million, and operating income 35.9% to ¥31,078 million, as compared to the year ended March 31, 2003. Consolidated recurring income and operating income also largely increased. Besides the sound sales of small precision motors, robust demand in the digital equipment market bolstered up our sales of electronics devices. Sales of automobile parts and machinery also expanded.

Consolidated net sales for the year ended March 31, 2004 increased approximately ¥30,400 million, or 10.2%, to ¥329,003 million as compared to the previous year ended March 31, 2003.

Excluding devaluation losses on foreign currencies in the amount of ¥11,600 million, the increase added up to ¥42,000 million, or 14%, against the consolidated net sales ¥340,000 million.

Consolidated operating income for the year ended March 31, 2004 increased ¥8,200 million, or 35.9%, to ¥31,078 million as compared to the previous year ended March 31, 2003. Excluding the impact of the amortization of goodwill amounted to ¥3,531 million, consolidated operating income amounted to ¥34,610 million.

The increase mainly derived from sales of small precision motors and mid-size motors amounted to ¥3,900 million, and sales of various equipment in the Other segment of ¥3,200 million. The remaining ¥1,100 million came from the machinery business.

The reasons for the increase in operating income are as follows:

a) Improved profitability in the production of motors for hard disk drives as a result of increased fluid dynamic motor production

b) A sharp expansion in demand for high-value-added, 2.5-inch-and-smaller hard disk drive motors used for notebook personal computers, car-navigation systems and digital portable players

c) The merit of scale generated from a drastic increase in the production and sales of optical disk drive motors for digital home appliances as represented by DVDs

d) Increases in sales of digital camera shutters, electronics components, automobile parts and various types of machinery leveraging the upward demand trend

e) Reduced costs due to a large-scale production shift overseas

Consolidated recurring income for the year ended March 31, 2004 significantly increased approximately ¥5,900 million, or 32.9% to ¥23,676 million as compared to the previous year ended March 31, 2003. The impact from the amortization of goodwill (classified as “Other expenses”) and increased equity in loss of affiliates incurred during the second half period totaled ¥2,000 million as a result of capital participation to Sankyo Seiki Mfg. Co., Ltd, eroding the operating income increase of ¥8,200 million.

Consolidated net income significantly increased by ¥5,000 million to ¥11,448 million for the year ended March 31, 2004 as compared to the previous year ended March 31, 2003. No special note on extraordinary gains/losses is appended. Payments of income tax increased by 2.5% due to a reduced foreign tax credit.

Overview of the three months (the fourth quarter) ended March 31, 2004.

Consolidated net sales for the three months ended March 31, 2004 increased approximately ¥1,800 million, or 2%, to a record high of ¥86,265 million as compared to the nearest three months ended December 31, 2003.

Consolidated operating income for the three months ended March 31, 2004 increased approximately ¥142 million, or 2%, to a record high of ¥8,361 million as compared to the nearest three months ended December 31, 2003. Excluding the foreign currency exchange loss of approximately ¥100 million incurred during the same three months, the rate of increase reached 3%.

The financial results, achieved during the seasonally weakest three months of the year, proved generally positive mainly due to the income growth in the “Machinery” and “Other” segments, which more than compensated for the adverse impact from the seasonal demand patterns.

Incidentally, operating income per sales of small precision motors slightly improved by 0.15% compared to the third quarter ended December 31, 2003.

Business Segment

Segmental information in detail is as follows:

a) Small Precision Motors

Net sales of small precision motors increased approximately ¥7,000 million, or 4.2%, to ¥175,595 million as compared to the previous year ended March 31, 2003. Sales of motors for HDDs increased by 9.3%, to ¥106,797 million, as their unit shipment increased by 20.8%. Yen-based annual average selling price decreased by 9%. The average exchange rate of yen against the U.S. dollar for the year ended March 31, 2004 rose by 7.3% as compared to the previous year ended March 2003. Therefore, the U.S. dollar-based annual average selling price is deemed to have decreased by approximately 2%. The modest decrease in the average sales price resulted from increases in sales of motors for 2.5-inch-and smaller HDDs, which are generally priced higher than the 3.5-inch models.

Net sales of other DC motors for optical disk drives, including CD-ROM and DVD, increased by 21.8% to ¥31,063 million as compared to the previous year ended March 31, 2003, exceeding the increase rate of HDD motor sales. The shipment increased at a higher pace by approximately 46%, a record-high rate marking the third consecutive year-on-year increase of over 35%. Their annual average selling price fell by 16% as compared to the previous year ended March 31, 2003, due to a decline in the market price and increased percentage of low-price models accounted for in total sales mix.

Net sales of fan motors decreased by 4.8%, to ¥26,060 million as compared to the previous year ended March 31, 2003. The shipment showed a slight increase but was mostly flat. The sharp decrease in sales of MPU cooling units and game machines incurred during the first quarter ended June 30, 2003 led up to a significant 27% year-on-year decrease.

Operating income for the Small Precision Motors segment increased approximately ¥2,600 million, or 15.0%, to ¥20,309 million. The increase mainly came as a result of improved profitability attributed to the fact that fluid dynamic bearing motors (FDB motors) successfully became mainstream and thus consistently expanding their production. The increased percentage of high-value-added motors for 2.5-inch-and-smaller HDDs in the total product (sales) mix, and profitability increases in the production of motors for optical disk drives reflecting an enhanced merit of scale  were another set of contributors. Consistent implementation of low-cost measures applied and evaluated every fiscal quarter underlies the substantial increases in the operating income for the period under review.

b) Mid-size Motors

Net sales of mid-size motors decreased approximately ¥4,300 million, or 11.5%, to ¥33,173 million as compared to the previous year ended March 31, 2003. The decrease, as explained in the interim report released in October 2003, derived from a change in the form of transaction, whereby Nidec supplied only motors rather than with electronic circuit units. Sales of mid-size motors for home appliances produced by Nidec Shibaura increased by over 10%, while those for industrial use produced by Nidec Power Motor Corporation remained sluggish for its heavy dependence on capital-investment-oriented demand. Operating income for the Mid-size Motors segment significantly increased ¥1,260 million to ¥1,752 million. The focus of this segment has been on the research and development of new motor products and cultivation of new markets for automobiles, home appliances, and industrial equipment. An expanded shipment of motors for automobile power steering systems, and improved profitability in the oversea facility of Nidec Shibaura due to successful cost reduction were the main reasons for the increase in operating income.

c) Machinery

Net sales of machinery increased ¥6,100 million, or 19.1%, to ¥37,831 million as compared to the previous year ended March 31, 2003. Sales of machinery associated with the capital investment market, including Nidec-Kyori’s precision press machines, Nidec- Read’s testing equipment, Nidec Tosok and Nidec Copal’s semiconductor production equipment, increased as IT-oriented demand in and outside of Japan has begun to expand on a notable scale since the beginning of the second-half period. Operating income for the Machinery segment significantly increased by ¥1,100 million, or 52%, to ¥3,234 million as compared to the previous year ended March 31, 2003. The increases were gained as a result of continuous improvements in management practices, which culminated in an enhanced capacity utilization ratio of the production facilities.

d) Other

Net sales for the Other segment increased approximately ¥21,600 million, or 35.5%, to ¥82,401 million as compared to the previous year ended March 31, 2003. A major part of the increase comes from sales of Nidec Copal’s digital camera shutters and optical precision parts, Nidec Copal Electronics’ electronic products and Nidec Tosok’s automobile parts. Sales of pivot assemblies, however, slightly decreased from the previous year level.

Operating income for the Other segment increased approximately ¥3,200 million, or 55%, to ¥9,020 million. The increase resulted from a consistent implementation of forward-looking measures including development of new products and tolerance to price pressures promoted by production facilities in and outside of Japan.

2) Consolidated Financial Position

The term-end balance of cash and cash equivalents increased ¥24,287 million to ¥73,603 million for the year ended March 31, 2004 as compared to the previous year ended March 31, 2003.

For “Cash flows from operating activities,” cash inflow increased ¥5,009 million to ¥34,234 million as compared to the previous year ended March 31, 2003. Net income before tax significantly increased ¥10,096 million to ¥22,809 million. Cash outflow increased ¥4,800 million due to an increases in inventory as compared to the previous year ended March 31, 2003. Other factors to the  cash inflow increase include depreciation costs of ¥16,300 million, amortization of goodwill of ¥3,300 million, equity in loss of affiliates of ¥1,900 million, and foreign-currency-denominated devaluation loss of ¥1,900 million. After subtracting expenditures including the corporate tax payment of ¥6,700 million, cash flows are equally balanced out on an item-to-item basis.

For “Cash flows from investing activities,” cash outflow increased approximately ¥14,400 million to ¥43,591 million as compared to the previous year ended March 31, 2003. The increase mainly derived from the purchase of securities in Sankyo Seiki Mfg. Co., Ltd. (capital participation) and other existing subsidiaries totaling ¥17,000 million. Other expenditures derived largely from  acquisitions of tangible fixed assets of ¥27,200 million, which increased by ¥1,400 million as compared to the previous year ended March 31, 2003.

For “Cash flows from financing activities,” cash inflow amounted to ¥37,386 million, mainly due to the issuance of yen-denominated convertible bonds with stock acquisition rights of ¥30,900 million. The remaining balance came from a short-term loan from bank and repayments of long-term bank loan totaling approximately ¥8,800 million.

3) Non-Consolidated Results

Non-consolidated net sales for the year ended March 31, 2004 decreased approximately ¥10,500 million, or 8.2%, to ¥118,636 million as compared to the previous year ended March 31, 2003. On a segment specific basis, sales of small precision motors decreased ¥5,800 million, or 5%, to ¥112,734 million and sales of mid-size motors decreased ¥5,200 million, or 57%, to ¥3,909 million. Excluding the devaluation loss on foreign currency of approximately ¥7,400 million, the decreases totaled ¥3,100 million, or 2.4%. On the segmental basis, sales of HDD motors, constituting a major part of net sales of small precision motors, decreased approximately ¥8,800 million mainly due to devaluation losses incurred from yen’s appreciation and changes in transaction method whereby products are sold to customers directly from Nidec’s overseas factories, rather than through Nidec. Net sales of other DC motors used for applications including DVD increased approximately ¥3,500 million. Net sales of fan motors decreased approximately ¥500 million.

Non-consolidated operating income for the year ended March 31, 2004 decreased over ¥2,000 million to ¥1,482 million as compared to the previous year ended March 31, 2003. The decrease in operating income reflected changes in sales practice whereby a large number of HDD motors were sold to the customers directly from Nidec’s overseas factories, rather than through Nidec. Increase in sales administrative expenses were largely comprised of the spending previously classified as the cost of goods sold. Following the placement of the head office and Central Technical Laboratory in one building in May 2003, the costs of goods sold by the both entities became integrated into the “Selling, general, administrative expenses” account.

Non-consolidated recurring income for the year ended March 31, 2004 decreased approximately ¥2,500 million to ¥4,785 million as compared to the previous year ended March 31, 2003. The decrease in recurring income was attributed to the decrease in operating income of ¥2,000 million and reduced dividends from overseas affiliates and subsidiaries.

Non-consolidated extraordinary gains included those on sales of marketable securities of ¥500 million, and ¥900 million resulting from gain on return of substitutional portion of governmental welfare pension program. On the other hand, non-consolidated extraordinary losses included those on sales of investment securities in affiliates of ¥600 million due to the dissolution of a joint venture partnership with Johnson Electric Holding Limited, and relocation expenses (¥300 million) for the Headquarter and the Central Technical Laboratory.

As a result, non-consolidated net income before tax for the year ended March 31, 2004 decreased approximately ¥1,200 million to ¥5,095 million as compared to the previous year ended March 31, 2003, while non-consolidated net income after tax decreased approximately ¥2,300 million to ¥2,695 million. Increased income tax payments due to a higher overseas income ratio and consequent decreases in tax reimbursement resulted in the substantial after-tax decrease year-to-year.

4) Business forecasts for the year ending March 31, 2005

Fiscal 2004 (ending March 31, 2005) bears many uncertainties. The industrial world is paying close attention to the results of the U.S. presidential election and subsequent changes in the nation’s currently upbeat economy, as well as to China’s handling of exchange fluctuations and raw-material supply deficiency. It can hardly be predictable exactly how these issues could affect today’s world’s economy.

The Japanese economy, in the meantime, seems ready to emerge from its years of economic standstill and move toward a sound and sustainable recovery. Technological race for innovative products in the recent wave of digitalization and nano technology created a series of superb application technologies and market needs, signaling the coming of an expansion phase in global demand.

Against the background of today’s harsh and rapidly changing business environment, we have set out for a new growth through broadening our range of motor business and associated drive technologies by the addition of Sankyo Seiki Mfg. Co., Ltd. as a powerful asset to us.

We consider the core motor business will remain on sound growth track, driven by anticipated expansions in digital opportunity. Meanwhile, the components and machinery businesses conducted by the group companies are expected to demonstrate fundamental strength for further growth.

Our consolidated financial statements for the fiscal year 2004 (ending March 31, 2005) onward will be subject to the U.S GAAP (Generally Accepted Accounting Standards in the United States).

Accordingly, the following financial forecasts for the year ending March 31, 2005 have been prepared in compliance with the U.S.GAAP.

Full year (Consolidated)
Net Sales	¥450,000 million	(136.8% Y/Y)
Operating Income	¥45,000 million	(144.8% Y/Y)
Income before income taxes and minority interests	¥40,500 million	(177.6% Y/Y)
Net Income	¥20,000 million	(174.7% Y/Y)

1st half year (Consolidated)
Net Sales	¥210,000 million	(132.7% Y/Y)
Operating Income	¥20,000 million	(138.0% Y/Y)
Income before income taxes and minority interests	¥18,000 million	(160.3% Y/Y)
Net Income	¥9,500 million	(148.1% Y/Y)

Full year (Non-consolidated)
Net Sales	¥125,000 million	(105.4% Y/Y)
Operating Income	¥1,000 million	(67.4% Y/Y)
Recurring Income	¥6,000 million	(125.4% Y/Y)
Net Income	¥3,500 million	(129.8% Y/Y)

1st half year (Non-consolidated)
Net Sales	¥55,000 million	(92.3% Y/Y)
Operating Income	¥100 million	(15.5% Y/Y)
Recurring Income	¥2,500 million	(105.0% Y/Y)
Net Income	¥1,600 million	(88.8% Y/Y)

Note: The exchange rate is set at one U.S. dollar for 105 Japanese Yen. Yen’s exchange rates against Asian currencies are respectively fixed in line with the stated USD-Yen exchange rate.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business including the impact of the capital alliance with Sankyo Seiki Mfg. Co., Ltd., our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained.

4. CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥74,487		¥49,491		¥24,996
Notes and accounts receivable	117,896		80,144		37,752
Marketable securities	217		266		(49)
Inventories	42,262		24,298		17,964
Deferred income taxes	2,778		4,144		(1,366)
Other current assets	8,906		10,176		(1,270)
Allowance for doubtful accounts	(624)		(550)		(74)
Total current assets	245,925	56.7	167,972	55.0	77,953
Fixed assets:
Property, plant and equipment	138,610	32.0	112,484	36.9	26,126
Buildings and structures	38,131		35,372		2,759
Machinery and vehicles	41,806		34,419		7,387
Tools, furniture and fixtures	14,564		11,541		3,023
Land	36,726		28,691		8,035
Construction in progress	7,383		2,459		4,924
Intangible assets	24,866	5.7	9,174	3.0	15,692
Goodwill	24,071		8,402		15,669
Other intangible assets	794		771		23
Investments and other assets	24,303	5.6	15,673	5.1	8,630
Investment securities	15,472		7,342		8,130
Deferred income taxes	4,016		4,608		(592)
Other investments	5,560		4,374		1,186
Allowance for doubtful accounts	(745)		(651)		(94)
Total fixed assets	187,779	43.3	137,332	45.0	50,447
Deferred charges	0	0.0	13	0.0	(13)
Total assets	¥433,706	100.0	¥305,318	100.0	¥128,388

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥83,961		¥53,113		¥30,848
Short-term borrowings	86,944		65,496		21,448
Current portion of long-term debt	1,650		3,349		(1,699)
Current portion of convertible Bonds	-		5,027		(5,027)
Income taxes payable	3,790		3,045		745
Deferred income taxes	48		0		48
Accrued bonus to employees	4,670		3,325		1,345
Other current liabilities	23,489		19,129		4,360
Total current liabilities	204,554	47.2	152,485	49.9	52,069
Non-current liabilities:
Corporate bonds	30,000		-		30,000
Convertible bonds	9,274		9,279		(5)
Long-term debt	3,008		5,187		(2,179)
Deferred income taxes	2,730		1,192		1,538
Accrued severance and benefit costs	25,701		9,081		16,620
Accrued retirement benefit to directors	1,921		1,255		666
Other non-current liabilities	2,524		811		1,713
Total non-current liabilities	75,161	17.3	26,807	8.8	48,354
Total liabilities	279,716	64.5	179,293	58.7	100,423
Minority interests	49,308	11.4	35,882	11.8	13,426
Shareholders’ equity:
Common stock	28,994	6.7	26,485	8.7	2,509
Additional paid-in capital	32,378	7.4	26,360	8.6	6,018
Retained earnings	53,639	12.4	44,282	14.5	9,357
Land revaluation reserve	(701)	(0.2)	(701)	(0.2)	-
Net unrealized loss on securities	1,966	0.4	(561)	(0.2)	2,527
Foreign currency translation adjustment	(11,473)	(2.6)	(5,656)	(1.9)	(5,817)
Treasury stock	(123)	(0.0)	(65)	(0.0)	(58)
Total shareholders’ equity	104,681	24.1	90,142	29.5	14,539
Total liabilities and shareholders’ equity shareholders’ equity	¥433,706	100.0	¥305,318	100.0	¥128,388

2) Consolidated Statements of Income

	Japanese yen (Millions)
	March 31,				Increase or decrease	2004/ 2003%
	2004		2003
	Amount	%	Amount	%
Net sales	¥329,003	100.0	¥298,641	100.0	¥30,362	110.2
Cost of sales	256,879	78.1	238,851	80.0	18,028	107.5
Gross profit	72,123	21.9	59,789	20.0	12,334	120.6
Selling, general and administrative expenses	41,044	12.5	36,928	12.3	4,116	111.1
Amortization of goodwill	3,531		3,320		211
Operating income	31,078	9.4	22,861	7.7	8,217	135.9
Other income	1,851	0.6	2,060	0.7	(209)	89.9
Interest income	243		324		(81)	75.0
Dividend income	219		229		(10)	95.6
Other	1,388		1,506		(118)	92.2
Other expenses	9,253	2.8	7,105	2.4	2,148	130.2
Interest expenses	728		897		(169)	81.2
Equity in loss of affiliates	1,946		110		1,836	1,769.1
Loss on write off of inventories	1,478		1,453		25	101.7
Foreign exchange loss, net	3,339		3,538		(199)	94.4
Other	1,760		1,105		655	159.3
Recurring profit	23,676	7.2	17,816	6.0	5,860	132.9
Extraordinary gains	2,440	0.7	211	0.1	2,229	1,156.4
Gain on sale of fixed assets	205		102		103	201.0
Gain on sale of marketable securities	472		-		472	-
Gain on sale of investment in affiliates	2		34		(32)	5.9
Equity in earnings (losses) of affiliates	191		32		159	596.9
Gain on reversal of allowance for doubtful accounts	93		32		61	290.6
Gain on reversal of allowance for retirement	459		-		459	-
Gain on return of substitutional portion of governmental welfare pension program	972		-		972	-
Other	44		9		35	488.9
Extraordinary losses	3,308	1.0	5,315	1.8	(2,007)	62.2
Loss on disposal of property, plant and equipment	1,344		1,266		78	106.2
Loss on write-down of investment securities	6		1,255		(1,249)	0.5
Recognition of unrecognized net transition obligation	1,207		1,462		(255)	82.6
Relocation of headquarters and laboratory	316		-		316	-
Lump sum license fee	-		975		(975)	-
Other	433		354		79	122.3
Income before income taxes and minority interests	22,809	6.9	12,712	4.3	10,097	179.4
Income taxes (Current)	6,994	2.1	5,035	1.7	1,959	138.9
Income taxes (Deferred)	604	0.2	(1,114)	(0.4)	1,718	(54.2)
Minority interests in subsidiaries	3,761	1.1	2,305	0.8	1,456	163.2
Net income	¥11,448	3.5	¥6,485	2.2	¥4,963	176.5

3) Consolidated Statements of Retained Earnings

	Japanese yen (Millions)
	March 31		Increase (decrease)
	2004	2003
Retained earnings at beginning of year	¥44,282	¥39,134	¥5,148
Increase resulting from increase in consolidated subsidiaries	1	32	(31)
Increase resulting from reversal of land revaluation reserve	-	1	(1)
Decrease in retained earnings	2,092	1,371	721
Dividend payments	1,909	1,271	638
Bonuses to directors	128	99	29
Decrease resulting from decrease in consolidated subsidiaries	50	0	50
Decrease resulting from increase in consolidated subsidiaries	3	-	3
Net income	11,448	6,485	4,963
Retained earnings at end of year	¥53,639	¥44,282	¥9,357

4) Consolidated Statements of Cash Flows

	Japanese yen (Millions)
	Year ended March 31,		Increase (decrease)
	2004	2003
Cash flows from operating activities:
Net income before income taxes and minority interests	¥22,809	¥12,712	¥10,096
Depreciation	16,365	15,138	1,227
Amortization of goodwill	3,293	3,070	223
Provision for doubtful accounts	(1,123)	105	(1,229)
Accrued severance and benefit cost	(436)	1,433	(1,870)
Provision for bonuses	296	163	132
Interest and dividend income	(462)	(554)	91
Interest expenses	728	897	(168)
Exchange (gain) loss	1,921	443	1,477
Equity in loss of affiliates	1,946	110	1,836
Loss(Gain) on sales of property, plant and equipment	(126)	30	(156)
Loss on disposal of property, plant and equipment	1,265	1,134	131
Loss on write-down of investment in securities	6	1,255	(1,249)
Decrease(increase) in notes and accounts receivable	(12,833)	(6,839)	(5,993)
Decrease(increase) in inventories	(5,218)	(405)	(4,812)
Increase (decrease) in notes and accounts payable	11,207	9,154	2,052
Other, net	1,608	(1,421)	3,029
Sub-total	41,248	36,430	4,818
Interest and dividend income received	457	557	(99)
Interest expenses paid	(741)	(1,119)	378
Income taxes paid	(6,730)	(6,642)	(87)
Net cash provided by operating activities	34,234	29,224	5,009
Cash flows from investing activities:
Increase in time deposits	(839)	(166)	(673)
Decrease in time deposits	579	319	259
Payments for purchase of marketable securities	(61)	(186)	124
Proceeds from sales of marketable securities	155	157	(1)
Payments for purchase of property, plant and equipment	(27,163)	(25,806)	(1,357)
Proceeds from sales of property, plant and equipment	722	516	205
Payments for purchase of investments in securities	(2,189)	(557)	(1,632)
Proceeds from sale of investments in securities	1,423	120	1,302
Proceeds from sale of investments in affiliated companies	194	9	185
Payments for purchase of investments in affiliated companies	(6,528)	(2,895)	(3,633)
Payments for additional investments in newly subsidiaries, net of cash acquired	(10,447)	-	(10,447)
Proceeds from sale of investments in subsidiary excluded from consolidation	-	11	(11)
Disbursement of loan receivables	(689)	(275)	(414)
Collection of loan receivables	1,627	179	1,447
Other	(373)	(597)	223
Net cash used in investing activities	(43,591)	(29,168)	(14,422)

	Japanese yen (Millions)
	Year ended March 31,		Increase (decrease)
	2004	2003
Cash flows from financing activities:
Increase in short-term borrowings	13,583	8,872	4,710
Issuance of long-term debt	-	5,552	(5,552)
Payments of long-term debt	(4,794)	(5,599)	804
Issuance of common stock to minority interests	460	273	186
Dividends paid	(1,909)	(1,271)	(638)
Payment of dividends to minority interests	(767)	(656)	(110)
Redemption of long-term debt	-	(9,832)	9,832
Proceeds from issuance of corporate bonds	30,872	-	30,872
Other	(57)	(56)	(1)
Net cash provided by (used in) financing activities	37,386	(2,717)	40,103
Effect of exchange rate changes on cash and cash equivalents	(3,813)	(2,752)	(1,060)
Net increase in cash and cash equivalents	24,216	(5,413)	29,630
Cash and cash equivalents at beginning of year	49,315	53,586	(4,270)
Increase in cash and cash equivalents of the subsidiaries newly included	71	1,142	(1,071)
Cash and cash equivalents at end of year	¥73,603	¥49,315	¥24,287

5) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 89

Major consolidated subsidiaries:

Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

(Newly consolidated: 36, Excluded from consolidation: 2)

Newly established: 5

Nidec Power Motor (Shanghai) International Trading Co., Ltd., Nidec-Shimpo (Shanghai)

International Trading Co., Ltd., Nidec Shibaura (H.K.) Limited , Nidec Steel Products (Zhejiang) Co., Ltd. and Nidec-Shimpo (Zhejiang) Corporation

Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 26

Nidec Subic Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd. , Nissin Kohki Co.,Ltd. , Sankyo precision (Malaysia) Sdn. Bhd., Sankyo Seiki (Fuzhou) Co., Ltd., Sankyo Seiki (Hong Kong) Co., Ltd. , Sankyo Seiki (Singapore) Pte., Ltd. , Sankyo Ryutsu Kogyo Co., Ltd. and others.

Newly consolidated because of being material as a whole: 5

Nidec Total Service (ZheJiang) Corp., Nidec Copal Electronics (ZheJiang) Co., Ltd., Nidec Tosok (Shanghai) Co., Ltd. , Nidec Copal Electronics (Korea) Co.,Ltd. and Nemicon Noise Corporation

Excluded from consolidation: 2

Excluded from consolidation because of liquidation: 1

Shimpo-Ceramics Corporation

Excluded from consolidation because of importance’s depreciation:1

M.C. Engineering Co., Ltd.

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

<Reason for excluded from consolidation>

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Non-consolidated subsidiary and affiliates accounted for by the equity method

Non-consolidated subsidiary accounted for by the equity method:1

Sankyo Seiki Mfg., (Europe) G.m.b.H.

Number of affiliates accounted for by the equity method: 6

Nidec Development Philippines Corporation, Orientec Corporation, Advance -Probe Co.,Ltd., NTN-Nidec (Zhejiang) Corporation, Copal Yamada Corporation and SCD Co.Ltd

Newly accounted for by the equity method: 3, Excluded from accounting for by the equity method: 2

Newly established: 1

Copal Yamada Corporation

Newly accounted for by the equity method because of being material as a whole: 1

NTN-Nidec (Zhejiang) Corporation

Increased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights increased:1

SCD Co.Ltd

Excluded from accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights were lowered: 2

Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The closing date for Nidec (ZheJiang) Corporation and twenty four other consolidated subsidiaries is December 31.

The closing date for Nidec Power Motor Corporation and its subsidiary is March 20

The colsing date for Nidec America Corporation is March 28.

With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd. , Nidec Shibaura (ZheJiang) Corporation, Nidec (Shanghai) International Trading Co., Ltd., Nidec Copal Electronics (ZheJiang) Co., Ltd., Nidec-Shimpo (Shanghai) International Trading Co., Ltd., Sankyo Seiki (Shanghai) Co., Ltd. , Sankyo Electronics (Shaoguan) Co., Ltd. , Sankyo Seiki (Shenzhen) Co., Ltd. however, the closing date of their financial statements is adjusted to March 31 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transaction that occurs between the closing dates is adjusted for consolidation.)

4. Significant accounting standards

(1) Valuation method of major assets

1) Securities

Held-to-maturity securities:

Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (year ended March 31, 2003). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

2) Derivatives:

Stated at fair value

3) Inventories

Nineteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-eight consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Twenty-six consolidated subsidiaries, including Sankyo Seiki Mfg. Co., Ltd. , Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and five other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the last purchase price method

(2) Method of depreciation of major depreciable assets

1) Property, plant and equipment

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

2) Intangible fixed assets

Amortization of intangible fixed assets are computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method on expected useful period (mainly 5 years).

(3) Policy for significant provisions

1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

2) Accrued bonuses to employees:

Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

3) Provision for employees’ retirement benefits:

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional information)

On January 26, 2004, Nidec’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay "minimum obligation reserve". The estimated amount of "minimum obligation reserve" is 1,755 million yen as of March 31, 2004.

On April 1,2003, Nidec Tosok Corporation, settled the defined benefit plans and established new defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law.

Nidec Tosok Corporation recognized an extraordinary gain of ¥459 million upon settlement of the plans in the year ended March 31, 2004.

4. Provision for retirement allowances for directors and corporate auditors:

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated at the year-end exchange rate, with revenue and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

1) Hedge accounting policy:

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest cap are accounted for as hedges, using shortcut method allowable under certain conditions.

2) Method and object of hedge

a) Method of hedge

Forward exchange contracts and interest caps

b) Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

3) Hedge policy:

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

4) Evaluating effectiveness of hedging activities:

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec also avoided evaluating the effectiveness at the year-end because these transactions meet criteria for an allowable shortcut method.

(7) Other important respects to preparation method of consolidated financial statements

Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

5. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are revalued as of the acquisition of control under full fair value method

6. Amortization of goodwill

Goodwill is amortized over 5 years using straight-line method.

7. Consolidated statements of retained earnings

Consolidated statements of retained earnings are prepared based on appropriation of retained earnings which were approved at the shareholders meeting and appropriated during the fiscal year.

8. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and all highly liquid investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Consolidated Balance Sheet)

1) Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of March 31, 2004	As of March 31, 2003
Buildings and structures	¥35,663	¥24,755
Machinery and vehicles	64,091	40,021
Tools, furniture and fixtures	37,935	22,359
Total	¥137,689	¥87,135

2) Assets pledged as collateral and secured liabilities

	Japanese yen (Millions)
	As of March 31, 2004		As of March 31, 2003
Land	¥98	(-)	¥125	(125)
Buildings	31	(-)	624	(624)
Machinery and equipment	-	(-)	107	(48)
Tools, furniture and fixtures	-	(-)	4	(4)
Investment in securities	2,735	(-)	1,185	(-)
Total	¥2,865	(-)	¥2,047	(802)
Secured liabilities with respect to the foregoing:
Short-term debt	346	(-)	58	(-)
Current portion of long-term debt	271	(-)	534	(84)
Long-term debt	387	(-)	500	(-)
Total	¥1,004	(-)	¥1,092	(84)

Figures in parenthses are related to industrial factory foundation mortgage

3) Authorized share capital and issued and outstanding

	As of March 31, 2004	As of March 31, 2003
Issued and outstanding	65,017,898	63,574,729

4) Treasury shares

	As of March 31, 2004	As of March 31, 2003
The number of treasury shares	14,360	8,648

(Consolidated Statements of Income)

	Japanese yen (millions)
	For the year ended March 31,
	2004	2003
Research and Development expenses included in SG&A expenses and cost of sales	¥9,296	¥8,487
Extraordinary losses: Lump sum license fee	-	975

* Lump sum license fee is a payment under the agreement between Comair Rotron, Inc and us in which Comair Rotron, Inc. allows us to use its patents related to certain fan motors manufactured by us.(US$ 8 million)

(Consolidated Statements of Cash Flows)

Year ended March 31, 2004

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2004 is as follows:

Cash and band deposits	¥74,487	million
Time deposits with maturity over three months	(958)	million
Short-term investments	73	million
Cash and cash equivalents	¥73,603	million

Year ended March 31, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2003 is as follows:

Cash and band deposits	¥49,491	million
Time deposits with maturity over three months	(368)	million
Short-term investments	192	million
Cash and cash equivalents	¥49,315	million

(6) CONSOLIDATED STATEMENTS OF INCOME

FOURTH QUARTER ENDED MARCH 31, 2004 AND 2003

	Japanese yen (Millions)
	Fourth quarter ended March 31				Increase or decrease	% change
	2004		2003
	Amount	% of sales	Amount	% of sales
Net sales	¥86,265	100.0	¥75,012	100.0	11,253	15.0
Cost of sales	67,512	78.3	58,818	78.4	8,694	14.8
Gross profit	18,753	21.7	16,194	21.6	2,559	15.8
Selling, general and administrative expenses	10,391	12.0	9,933	13.3	458	4.6
Selling, general and administrative expenses	9,488		9,106		381
Amortization of goodwill	903		827		76
Operating income	8,361	9.7	6,261	8.3	2,100	33.5
Other income	721	0.8	534	0.7	187	35.0
Interest income	101		61		40
Dividend income	100		81		19
Other, net	518		391		127
Other expenses	2,994	3.4	884	1.1	2,110	238.7
Interest expenses	164		211		(47)
Equity in loss of affiliates	579		23		556
Loss on write-off of inventory	707		456		251
Foreign exchange losses, net	390		(289)		679
Other, net	1,152		482		670
Recurring profit	6,088	7.1	5,911	7.9	177	3.0
Extraordinary gains	1,649	1.9	60	0.0	1,589	2,648.3
Gain on sale of fixed assets	146		64		82
Gain on sale of investment in affiliates	472		-		472
Gain on sale of investment in affiliates	2		-		2
Equity in earnings (losses) of affiliates	21		9		12
Gain on reversal of allowance for doubtful accounts	34		(15)		49
Gain on return of substitutional portion of governmental welfare pension program	972		-		972
Other, net	0		2		(2)
Extraordinary losses	1,265	1.5	2,644	3.5	(1,379)	(52.2)
Loss on disposal of property, plant and equipment	595		460		135
Loss on devaluation of investment securities	6		584		(578)
Recognition of unrecognized net transition obligation	301		366		(65)
Lump sum license fee	-		975		(975)
Other	362		256		106
Income before income taxes and minority interests	6,472	7.5	3,327	4.4	3,145	94.5
Income taxes (Current)	2,058	2.4	1,717	2.3	341	19.9
Income taxes (Deferred)	(152)	(0.2)	(1,131)	(1.5)	979
Minority interests in income (loss) of consolidated subsidiaries	903	1.1	607	0.8	296	48.8
Net income	¥3,662	4.2	¥2,133	2.8	1,529	71.7

5. SEGMENT INFORMATION

1) Business Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2004
	Small precision motors	Mid-size motors	Machinery	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥175,595	¥33,173	¥37,831	¥82,401	¥329,003	(-)	¥329,003
Intersegment	4	21	6,366	584	6,976	(¥6,976)	-
Total	175,600	33,194	44,198	82,986	335,979	(6,976)	329,003
Operating expenses	155,290	31,442	40,963	73,966	301,662	(3,738)	297,924
Operating income	¥20,309	¥1,752	¥3,234	¥9,020	¥34,317	(3,238)	31,078
Assets, depreciation and capital expenditure
Assets	207,722	30,904	53,367	113,093	405,086	28,619	433,706
Depreciation	9,759	1,049	840	3,526	15,176	(97)	15,078
Capital Expenditure	¥14,487	¥3,079	¥3,218	¥8,640	¥29,425	(466)	28,959

	Japanese yen (Millions)
	Year ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	(-)	¥298,641
Intersegment	4	18	6,694	490	7,208	(¥7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	¥5,801	¥26,090	(¥3,229)	¥22,861
Assets, depreciation and capital expenditure
Assets	128,171	31,883	42,166	65,237	267,458	37,860	305,318
Depreciation	10,352	1,117	756	3,010	15,237	(309)	14,927
Capital expenditure	¥13,971	¥2,457	¥1,931	¥5,360	¥23,721	¥6,367	¥30,089

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(Note) Former segment of “Machinery and power supplies” changed into “Machinery” in the fiscal year due to the change that Machinery had accounted for major portion of this segment.

(4) Other: Pivot assemblies, automobile components, electronic components, service etc.

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated expenses included in Elimination/Corporate	¥2,919	¥2,673	Expenses derived from the overhead department of the parent company’s administration and accounting divisions

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated assets included in Elimination/Corporate	¥43,271	¥44,527	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to administration divisions.

5.Depreciation and capital expenditures include long-term prepaid expenses and amortization of those.

2) Geographic Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2004
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥197,360	¥5,892	¥122,297	¥3,452	¥329,003	(-)	329,003
Intersegment	72,367	898	130,612	20	203,898	(¥203,898)	-
Total	269,727	6,790	252,909	3,473	532,901	(203,898)	329,003
Operating expenses	256,894	6,336	231,214	3,360	497,805	(199,881)	297,924
Operating income	12,833	454	21,695	112	35,096	(4,017)	31,078
Assets	¥345,014	¥5,441	¥173,271	¥1,033	¥524,760	(¥91,054)	433,706

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	¥101,210	¥5,001	¥298,641	(-)	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(¥202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	11,834	304	13,654	138	25,931	(3,069)	22,861
Assets	¥225,034	¥4,833	¥116,711	¥1,011	¥347,590	(¥42,271)	¥305,318

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31,
	2004	2003
Amount of unallocated expenses included in Elimination/Corporate	¥2,919	¥2,673	Expenses related to department of management in parent company such as general affair and accounting.

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated assets included in Elimination/Corporate	¥43,271	¥44,527	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to department of management.

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Year ended March 31, 2004
	North America	Asia	Other	Total
Overseas sales	¥8,072	¥177,204	¥11,449	¥196,727
Consolidated sales				329,003
Overseas sales to consolidated sales	2.4%	53.9%	3.5%	59.8%

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to consolidated sales	3.1%	51.8%	2.5%	57.4%

Notes:

(1) The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(2) Method of classification: based on geographic vicinity

(3) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

(4) Overseas sales comprise of sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

6. MARKETABLE SECURITIES

1) Other Securities with fair value

		Japanese yen (Millions)
		As of March 31
		2004			2003
		Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount which is more than acquisition cost	Equity securities	¥6,207	¥11,689	¥5,481	¥380	¥520	¥140
	Bonds
	Corporate bonds	27	28	0	33	35	1
	Other securities	123	159	35	-	-	-
	Sub total	6,359	11,876	5,517	413	555	141
Securities with carrying amount which is not more or less than acquisition cost	Equity securities	1,459	1,295	(163)	5,464	4,412	(1,051)
	Bonds
	Corporate bonds	55	50	(4)	-	-	-
	Other securities	76	66	(10)	155	127	(28)
	Sub total	1,591	1,412	(178)	5,619	4,540	(1,079)
Total		¥7,950	¥13,289	¥5,338	¥6,033	¥5,095	(¥937)

2) Other marketable securities sold during the year

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Proceeds from sale	¥1,428	¥96
Gross realized gain	502	0
Gross realized losses	30	60

3) Major contents and carrying amount of securities not practicable to fair value

	Japanese yen (Millions )
	As of March 31
	2004	2003
Held-to-maturity bonds
Unlisted foreign bonds	¥0	¥0
Other securities
Preferred stock	500	500
Unlisted stock (excluding the over-the-counter stock)	507	315
Unlisted foreign stock	65	74
Others	¥304	¥730

4) Redemption schedule of other securities with maturity and held-to-maturity debt securities

	Japanese yen (Millions )
	As of March 31
	2004				2003
	Within 1year	1-5years	5-10 years	Over 10 years	Within 1year	1-5 years	5-10 years	Over 10 years
Bonds
Corporate bonds	¥78	¥4	-	-	¥10	¥19	¥4	-
Others	-	0	-	-	-	0	-	-
Other securities	-	85	22	-	64	-	31	-
Total	¥78	¥90	¥22	-	¥74	¥20	¥36	-

7. DERIVATIVE INSTRUMENTS

Contract and Other Amounts, Fair Values and Unrealized gain or loss on Derivative transactions

As of March 31, 2004

		Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	To buy
	U.S. dollars	-	-	-
	To sell
	U.S. dollars	273	261	(11)
Total		273	261	(11)

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments applied for the accounting for hedging are excluded from the above amounts.

As of March 31, 2003

		Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	To buy
	U.S. dollars	300	303	0
	To sell
	U.S. dollars	-		-
Total		300	303	0

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments applied for the hedge accounting are excluded from the above amounts.

NON-CONSOLIDATED FINANCIAL STATEMENTS

(YEAR ENDED MARCH 31, 2004)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: April 23, 2004

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1. Non-Consolidated Financial Performance (from April 1, 2003 to March 31, 2004)

(1) Results of Operations

	Japanese yen (Millions unless indicated)
	Year ended March 31
	2004	2003
Net sales	¥118,636	¥129,164
Percent change from the previous period	(8.2%)	3.4%
Operating income	1,482	3,520
Percent change from the previous period	(57.9%)	(14.1%)
Recurring profit	4,785	7,252
Percent change from the previous period	(34.0%)	(35.5%)
Net income	2,695	4,965
Percent change from the previous period	(45.7%)	(32.1%)
Net income per share, basic(Yen)	¥40.83	¥77.04
Net income per share, diluted	¥39.97	¥73.89
Return on equity	2.9%	5.8%
Recurring profit to total assets	2.5%	4.3%
Recurring profit to net sales	4.0%	5.6%

Notes:

(1) Average number of shares issued and outstanding at the beginning and end of the years:

64,062,509 shares for the year ended March 31, 2004

63,565,357 shares for the year ended March 31, 2003

(2) Change in accounting method: Not-applicable

(3) Percentage change of net sales, operating income and net income are indicated in comparison with the same previous period.

(2) Dividend condition

	Japanese yen (Yen)
	Year ended March 31,
	2004	2003
Amount dividend per share (Annual)	¥30.00	¥25.00
Interim dividend per share	15.00	10.00
Year-end dividend per share	15.00	15.00
Dividend amount	¥1,931 million	¥1,589 million
Dividend payout ratio	73.5%	32.5%
Dividend to shareholders’ equity	1.9%	1.8%

Note: Dividend for the period ended March 31, 2004 includes ¥2.50 of commemorative dividend related to Nidec’s 30th anniversary of the foundation.

(3) Financial Position

	Japanese yen (Millions, unless indicated)
	Year ended March 31,
	2004	2003
Total assets	¥217,141	¥168,871
Shareholders’ equity	100,125	88,039
Shareholders’ equity to total assets	46.1%	52.1%
Shareholders’ equity per share (Yen)	1,539.07	1,383.93

Note: Number of shares issued and outstanding at the end of the respective years :

65,003,538 shares at March 31, 2004

63,566,081 shares at March 31, 2003

Treasury stock:

14,360 shares at March 31, 2004

8,648 shares at March 31, 2003

2. Forecast of Non-Consolidated Financial Performance

(For the year ending March 31, 2005)

	Japanese yen (Millions) except for per share data
	Six months ended September 30	Year ended March 31
	2004	2005
Net sales	¥55,000	¥125,000
Operating income	100	1,000
Recurring income	2,500	6,000
Net income	1,600	3,500
Dividend per share (Interim)	¥15.00
Dividend per share (Annual)	-	¥30.00

Reference: Forecast net income per share for the year is 52.61 yen.

9. NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥10,391		¥18,385		(¥7,994)
Notes receivable	908		1,296		(388)
Accounts receivable	30,034		33,215		(3,181)
Finished products	2,178		2,194		(16)
Raw materials	85		19		66
Work in process	183		166		17
Supplies	84		53		31
Advances	11		56		(45)
Prepaid expenses	140		101		39
Deferred income taxes	650		2,409		(1,759)
Current portion of affiliates’ bond	-		798		(798)
Short-term loans to affiliates	4,168		3,511		657
Other receivables	7,473		5,801		1,672
Other current assets	85		38		47
Allowance for doubtful accounts	(195)		(219)		24
Total current assets	56,203	25.9	67,830	40.2	(11,627)
Fixed assets:
Tangible assets	27,796	12.8	24,562	14.5	3,234
Buildings	9,070		9,795		(725)
Structures	211		214		(3)
Machinery and equipment	1,205		1,531		(326)
Vehicles and delivery equipment	15		10		5
Tools, furniture and fixtures	1,568		1,525		43
Land	15,667		11,395		4,272
Construction in progress	56		89		(33)
Intangible assets	267	0.1	366	0.2	(99)
Goodwill	119		239		(120)
Patents	0		0		0
Software	93		72		21
Other intangible assets	52		53		(1)

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Investments and other assets	132,874	61.2	76,112	45.1	56,762
Investment in securities	8,410		3,754		4,656
Investment securities of affiliates	112,171		61,779		50,392
Investments other than securities	420		375		45
Investment in affiliates	8,832		8,104		728
Long-term loans to affiliates	973		-		973
Bankruptcy and other claims	491		491		-
Long-term prepaid expenses	33		13		20
Deferred income taxes	1,444		1,971		(527)
Other (investments)	620		139		481
Allowance for doubtful accounts	(524)		(517)		(7)
Total fixed assets	160,938	74.1	101,041	59.8	59,897
Total assets	¥217,141	100.0	¥168,871	100.0	¥48,270

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Current liabilities
Notes payable	¥228		¥1,104		(¥876)
Accounts payable	20,430		21,742		(1,312)
Short-term borrowings	43,931		29,010		14,921
Current portion of long-term debt	1,453		1,653		(200)
Current portion of convertible bond	-		5,027		(5,027)
Accrued liabilities	5,203		6,133		(930)
Accrued expenses	547		369		178
Income taxes payable	370		15		355
Advances received	8		4		4
Deposits received	82		47		35
Deferred credit	4		5		(1)
Accrued bonuses to employees	983		862		121
Notes payable for construction	71		22		49
Other current liabilities	9		-		9
Total current liabilities	73,324	33.8	65,997	39.1	7,327
Non-current liabilities
Corporate bonds	30,000		-		30,000
Convertible bonds	9,274		9,279		(5)
Long-term debt	2,368		3,821		(1,453)
Accrued severance and benefit costs	659		1,179		(520)
Accrued retirement benefit to directors	541		518		23
Other current non-current liabilities	847		36		811
Total fixed liabilities	43,691	20.1	14,834	8.8	28,857
Total liabilities	117,016	53.9	80,832	47.9	36,184
Shareholders’ equity
Common stock	28,994	13.4	26,485	15.7	2,509
Additional paid-in capital	33,223	15.3	26,360	15.6	6,863
Retained earnings	37,172	17.1	36,454	21.6	718
Legal reserve	720		720		-
Reserve for general purpose	32,550		29,050		3,500
Unappropriated retained earnings	3,901		6,684		(2,783)
(of which, Net income)	2,695		4,965		(2,270)
Land revaluation reserve	(701)	(0.3)	(701)	(0.4)	-
Net unrealized loss on securities	1,559	0.7	(493)	(0.3)	2,052
Treasury stock	(123)	(0.1)	(65)	(0.1)	(58)
Total shareholders’ equity	100,125	46.1	88,039	52.1	12,086
Total liabilities and shareholders’ equity	¥217,141	100.0	¥168,871	100.0	¥48,270

2) Non-Consolidated Statements of Income

For the year ended March 31, 2004 and 2003

	Japanese yen (Millions)
	Year ended March 31,				Increase ( decrease)	% increase
	2004		2003
	Amount	%	Amount	%
Net sales	¥118,636	100.0	¥129,164	100.0	(10,528)	(8.2)
Cost of sales	105,200	88.7	115,762	89.6	(10,562)	(9.1)
Gross profit	13,436	11.3	13,401	10.4	35	0.3
Selling, general and administrative expenses	11,953	10.1	9,880	7.7	2,073	21.0
Operating income	1,482	1.2	3,520	2.7	(2,038)	(57.9)
Other income	5,634	4.7	6,431	5.0	(797)	(12.4)
Interest income	120		122		(2)
Dividend income	4,915		5,813		(898)
Foreign exchange gains, net	-		-		-
Other	598		495		103
Other expenses	2,330	1.9	2,699	2.1	(369)	(13.7)
Interest expenses	192		197		(5)
Interest on corporate bonds	85		113		(28)
Foreign exchange loss, net	1,705		2,109		(404)
NYSE listing expense	-		-		-
Other	347		279		68
Recurring profit	4,785	4.0	7,252	5.6	(2,467)	(34.0)
Extraordinary gains	1,485	1.3	51	0.1	1,434	2,811.8
Gain on sale of fixed assets Gain on sale of marketable securities	15 466		8 -		７ 466
Gain on sale of investment in affiliates	2		13		(11)
Gain on reversal of allowance for doubtful accounts	22		30		(8)
Gain on return of substitutional portion of governmental welfare pension program	972		-		972
Other	6		-		6
Extraordinary losses	1,176	1.0	1,016	0.8	160	15.7
Loss on disposal of property, plant and equipment	263		180		83
Loss on write-down of marketable securities	6		766		(760)
Loss on restructuring business Loss on sale of investment in affiliates Relocation of headquarters and laboratory	- 613 292		- - -		- 613 292
Other	0		68		(68)
Income before income taxes	5,095	4.3	6,288	4.9	(1,193)	(19.0)
Income taxes (Current)	1,469	1.2	761	0.6	708
Income taxes (Deferred)	930	0.8	561	0.5	369
Net income	¥2,695	2.3	¥4,965	3.8	(¥2,270)	(45.7)

	Japanese yen (Millions)
	Year ended March 31,				Increase ( decrease)	% increase
	2004		2003
	Amount	%	Amount	%
Retained earnings brought forward from previous period	2,162		2,270		(108)
Reversal of Land revaluation reserve	-		82		(82)
Unappropriated retained earnings from acquired company	-		1		(1)
Interim dividend payments	956		635		321
Unappropriated retained earnings for the period	¥3,901		¥6,684		(¥2,783)	(41.6)

3) Proposal for Appropriation Retained Earnings

Japanese yen (Millions)
Unappropriated profit	¥3,901
This will be appropriated as follows ;
Dividend payments(¥15 per share)	975
Bonuses to directors	75
Bonuses to corporate auditors	5
General reserve	600
Retained earnings to be carried forward	¥2,246

Notes: Interim dividends of ¥956 million (¥15 per share includes ¥2.50 of commemorative dividend related to Nidec’s 30th anniversary of the foundation) were paid on December 10, 2003.

4) Significant accounting policy

1. Securities

Held-to-maturity securities:

Amortized cost method

Investments in subsidiaries and affiliates:

Valuation at cost, with cost determined by the moving average method

Other securities with fair value:

Stated at fair value based on market price at end of the period year ended March 31, 2004. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method.

2. Derivatives:

Stated at fair value

3. Inventories:

Finished goods, materials, work in progress:

Stated at the lower of cost or market method with cost determined using the moving average method.

Supplies:

Stated at the lower of cost or market method with cost determined using the last purchase price method or replacement cost.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied. Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 50 years

Machinery 2 to 9 years

(2) Intangible fixed assets: Straight-line method

Amortization of goodwill is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

5. Accounting for deferred assets

(1) Stock issuance cost: Recognized as expensed

(2) Bond issuance cost: Recognized as expensed

6. Translation of foreign currencies :

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2004, with the resulting difference included in gains or losses.

7. Policy for significant provisions

(1) Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees: Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits: Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional information)

On January 26, 2004, Nidec’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay "minimum obligation reserve". The estimated amount of "minimum obligation reserve" is 1,755 million yen as of March 31, 2004.

(4) Provision for retirement allowances for directors and corporate auditors: Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the year.

8. Leases

Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

(1) Hedge accounting policy

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

(a) Method of hedge: Forward exchange contracts

(b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities: With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same.

10. Other important respects to preparation method of financial statements

Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

Notes to the Non-Consolidated Balance Sheets

1. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of March 31, 2004	As of March 31, 2003
Investment in securities	¥1,442	¥1,185
Secured liabilities with respect to the foregoing:
Current portion of long-term debt	250	450
Long-term debt	250	500

2. Depreciation amount deducted from acquisition cost of tangible fixed assets

Buildings: ¥26 million as of March 31, 2004 and March 31, 2003.

3. Authorized share capital and issued and outstanding

		(Unit: shares)
	As of March 31, 2004	As of March 31, 2003
Authorized share capital	240,000,000	240,000,000
Issued and outstanding	65,017,898	63,574,729

4. Treasury shares

		(Unit: shares)
	As of March 31, 2004	As of March 31, 2003
The number of treasury shares	14,360	8,648

5. Contingent liabilities

Our guarantees of indebtedness (mainly consists of bank loans) are as follows:

Japanese yen (Millions)
As of March 31
	2004	2003
(Group companies)
Nidec Electronics (Thailand) Co., Ltd.	-	3,840 (TB 363,983th. and US$ 23,475th.)
Nidec (Dalian) Limited	-	360 (US$ 3,000th.)
Nidec Philippines Corporation	4,211 (US$ 36,900th.)	3,918 (US$ 30,000th.)
Nidec Precision Philippines Corporation	825	880
Nidec Tosok (Vietnam) Co., Ltd.	393 (US$ 3,724th.)	456 (US$ 3,801th.)
Nidec America Corporation	62 (US$ 595th.)	-
Nidec (ZheJiang) Corporation	634 (US$ 6,000th.)	-
Nidec Singapore Pte. Ltd.	52 (US$ 497th.)	-
Nidec (DongGuan) Ltd	211 (US$ 2,000th.)	-
Total	6,391 (US$ 49,716th.)	9,456 (TB 363,983th. and US$ 60,276th.)

Note to Non-Consolidated Statements of Income

	Japanese yen (millions)
	For the year ended March 31,
	2004	2003
Research and Development expenses included in SG&A expenses and cost of sales	¥5,725	¥4,643

Notes To Marketable Securities

As of March 31, 2004

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥79,352	¥182,985	¥103,632
Investment in affiliates	-	-	-
Total	¥79,352	¥182,985	¥103,632

As of March 31, 2003

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥42,586	¥65,279	¥22,693
Investment in affiliates	-	-	-
Total	¥42,586	¥65,279	¥22,693

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 23, 2004 in Kyoto, Japan

Nidec Announces an Increase in Fiscal 2003 Year End Dividend Payment

 Nidec Corporation resolved at a meeting of its Board of Directors today to increase the payment of year end cash dividend per share for the year ended March 31, 2004.

Reasons for the Increase in Dividend Payment

    From the viewpoint that “shareholders own the company”, Nidec makes it the basic policy to increase its dividend subject to improvements in consolidated earnings, while securing stable dividend levels. We paid a commemorative dividend of ¥2.50 in addition to the previously stated interim dividend of ¥12.50 for the year ended March 31, 2004. As a result, the interim dividend payment per share for the year ended March 31, 2004 was total ¥15.00. We decided to pay the year end dividend of ¥15.00, which was increased by ¥2.50 from the dividend previously announced.

    The reason for the increase of the year end dividend is to reflect the preferable results for the year ended March 31, 2004 with net income increased significantly to the ¥10 billion range for the first time in the campany’s history.

Details of Revision

	Revised dividend forecast for the year ended March 31, 2004	Previous dividend forecast for the year ended March 31, 2004 (Oct. 28, 2003)	Dividends for the year ended March 31, 2003
Interim	¥15.00 (incl. ¥2.50 commemorative dividend)	¥15.00 (incl. ¥2.50 commemorative dividend)	¥10.00
Term-end	¥15.00	¥12.50	¥15.00
Annual	¥30.00 (incl. ¥2.50 commemorative dividend)	¥27.50 (incl. ¥2.50 commemorative dividend)	¥25.00